U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Morgan Stanley

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement Systems, and the New York City Police Pension Fund,

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Letter and PowerPoint Presentation to shareholders in support of NYCRS' Clean Energy Financing Ratio Shareholder Proposal

THE CITY OF NEW YORK OFFICE OF THE COMPTROLLER BRAD LANDER This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted. DAVID N. DINKINS MUNICIPAL BUILDING ? 1 CENTRE STREET, 5TH Floor ? NEW YORK, NY 10007 PHONE: (212) 669-3500 ? @NYCCOMPTROLLER WWW.COMPTROLLER.NYC.GOV April 21, 2025 Dear Fellow Morgan Stanley Shareholders, Re: Vote FOR Item 5 on Energy Supply Ratio (ESR) disclosure I urge you to vote FOR Item 5 on Energy Supply Ratio (ESR) disclosure at Morgan Stanley's annual meeting on May 15, 2025. As Comptroller of the City of New York, I serve as custodian, investment advisor, and a trustee for the five New York City Retirement Systems. The three Systems that submitted Item 5 are long-term institutional investors of Morgan Stanley. The bank is one of the largest energy underwriters and lenders, ranking among the top financiers of fossil fuel. The International Energy Agency (IEA) has emphasized that global investment in low-carbon energy supply must triple by 2030 to meet Paris Agreement's climate targets. While the bank's goal of net-zero financed GHG emissions by 2050 is crucial, its financing decisions now and in the future will actually drive the company's decarbonization strategy. Morgan Stanley recognizes both the material risks and opportunities associated with climate change. In its 2023 ESG Report, it recognizes that: "[c]limate change is one of the key global challenges of our time, and [it] can play an important role in helping to mobilize the trillions of dollars in capital required to transition to a low-carbon economy." ESR, a dollar-based metric, complements GHG disclosures by showing how financing is allocated between low-carbon and fossil fuel activities. This data will provide investors with insight into the bank's energy transition priorities, risk management, and impact on energy supply? essential for assessing the bank's progress on its climate commitments and its role in reducing global emissions. Recent Company, Industry and Policy Developments Strengthen the Investor Case for ESR Since receiving 23% support at Morgan Stanley's 2024 annual meeting, key industry developments have reinforced the feasibility, growing adoption, and investor relevance of ESR disclosure, and provided expert guidance for banks considering ESR disclosure: ? JPMorgan has now disclosed its ESR, confirming its feasibility and that it provides "an insightful metric for our stakeholders that is also consistent with how we make financing decisions."i ? Five of the top 20 fossil fuel financiers?including Citi, JPMorgan, RBC, BNP Paribas, and Scotiabank?have committed to ESR disclosure. ? BloombergNEF (BNEF) published an ESR Implementation Guide, providing a methodology and clear definitions for "low carbon" and "fossil fuel" financing.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted. DAVID N. DINKINS MUNICIPAL BUILDING ? 1 CENTRE STREET, 5TH Floor ? NEW YORK, NY 10007 PHONE: (212) 669-3500 ? @NYCCOMPTROLLER WWW.COMPTROLLER.NYC.GOV ? The Institute of International Finance (IIF) released a White Paper outlining key considerations for banks evaluating ESR disclosure and offering a potential standardized disclosure of methodological design choices. Meanwhile, Morgan Stanley has exited the Net-Zero Banking Alliance, the U.S. SEC has retreated from mandatory climate disclosure, and the E.U. has delayed CSRD/CS3D, further underscoring the urgent need for voluntary and timely climate-related financial disclosures on the bank's energy transition risks and opportunities. Investor Benefits of ESR Disclosure ? The Dollar-Based ESR Metric Complements Existing Financed Emissions Disclosure: While reducing financed emissions remains a Morgan Stanley objective, financing is central to achieving it. Unlike financed emissions reporting, which models emissions outcomes, and may face data availability and reliability challenges, the dollar-based ESR reflects the bank's financial flows. This is important to scaling up low-carbon energy, and phasing down fossil fuels, which is, in turn, essential to mitigating systemic climate risks. The ESR is less susceptible to exogenous factors than financed emissions and uses internal bank data rather than only relying on voluntary client disclosures or estimates. Together, ESR and financed emissions reporting provide a more comprehensive and reliable view of the bank's role and priorities in the energy transition. ? Not Prescriptive: The proposal leaves the ESR's methodology entirely at Morgan Stanley's discretion while ensuring critical transparency for investors. The proposal does not request targets nor constrain any of the bank's financing activities. ? More Reliable Than Third-Party Estimates: A bank-calculated ESR using internal data rather than third-party estimates like BNEF?which rely solely on public information and may be costly or inaccessible to many investors?enhances reliability, transparency and accountability. Notably, BNEF estimates do not include lending. ? Management of Climate Risks and Opportunities: A bank-calculated ESR will enable investors to better assess the extent to which the bank is addressing risks associated with continued fossil fuel financing and capitalizing on the opportunities created by surging clean energy demand. As the bank has acknowledged, it can play an "important role in helping to mobilize the trillions of dollars in capital required to transition to a low-carbon economy." ? Addresses Ambiguity in Bank's Sustainable Finance Disclosures: Commendably, Morgan Stanley has committed to mobilize $1 trillion in sustainable finance, including $750 billion in low-carbon and green solutions. It has disclosed that as of year-end 2023, it mobilized over $640 billion towards the low-carbon and green solutions subset. However, investors still lack clarity on the specifics of the bank's energy supply financing within its reported "low-carbon and green solutions" investments, which also encompass among other things "Climate Adaptations", "Clean Mobility," and "Energy and Operational Efficiency."

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted. DAVID N. DINKINS MUNICIPAL BUILDING ? 1 CENTRE STREET, 5TH Floor ? NEW YORK, NY 10007 PHONE: (212) 669-3500 ? @NYCCOMPTROLLER WWW.COMPTROLLER.NYC.GOV ? Bank's Real-World Impact: Unlike financed emissions disclosures, an ESR reflects the bank's financial flows? enabling investors to better assess the bank's role in financing the energy transition. ? Early Adoption Benefits Investors: ESR disclosure by Morgan Stanley would enable year-over-year trend analysis at Morgan Stanley and inform future industry-led standardization (e.g. PCAF); delaying such disclosures until standardization is achieved deprives investors of urgently needed insights into capital allocation decisions. I strongly encourage you to vote FOR Item 5 to ensure investors have the transparency needed to assess the bank's progress towards its climate goals and its commitment to the energy transition. For a more detailed analysis of why investors should support Proposal 5, please refer to the presentation available here or see the attached copy included with this letter. Please contact CorporateGovernanceTeam@comptroller.nyc.gov for any questions or to discuss the proposal. Sincerely, Sincerely, Brad Lander New York City Comptroller i https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/investment-banking/carbon-compass/JPMC_ESFR_Methodology.pdf

OFFICE OF THE NEW YORK CITY
COMPTROLLER
Corporate Governance & Responsible Investment
NYCRS Energy Supply Ratio (ESR) Shareholder Proposal
Support Item 5 at
Morgan Stanley May 15, 2025 Annual Meeting
This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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## Energy Supply Ratio (ESR): The Proposal

- **ESR** = Financing of low-carbon energy supply relative to financing of fossil-fuel energy supply
- A **dollar-based metric** that reflects a bank's financing mix between clean and fossil fuel energy
- Proposal seeks **only disclosure**, leaving methodology and definitions entirely at management's discretion
- It **does not constrain** any banks financing activities
- Requested disclosure should describe methodology, including what Company classifies as "low carbon" or "fossil fuel"
- **Complements financed emissions reporting** and related climate disclosures **with a dollar-based metric** using bank's internal data
- Enables investors to better assess:
  - a bank's energy transition opportunities
  - the prioritization, pace and scale of its transition
  - its management of risks associated with fossil fuel financing and the shift to low-carbon energy supply
  - bank's role in shaping energy supply
- Includes equity and debt underwriting, project finance - and lending, if methodologically sound

**This not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.**

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## Morgan Stanley is 1 of 7 NYC focus companies

| Bank | 2024 Proposal Outcome | 2025 AGM date |
|---|---|---|
| Bank of America | 26% | 4/22/2025 |
| Citigroup | Disclosure commitment after withdrawal | |
| Goldman Sachs | 29% | 4/23/2025 |
| JPMorgan | Disclosed ESR in Sept. 2024 | |
| **Morgan Stanley** | **23%** | 5/15/2025 |
| RBC | Disclosure commitment after withdrawal | |
| Wells Fargo | 2025 is 1st filing | 4/29/2025 |

**Common Attributes**

- ✓ Among the largest energy underwriters and lenders - ranking among the top financiers of fossil fuels
- ✓ Substantial bank-specific commitments to sustainable finance, as defined by each bank

**This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.**

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## Key Developments since Morgan Stanley's 2024 AGM

- **Morgan Stanley exited Net-Zero Banking Alliance**, reinforcing need for ESR disclosure to reassure investors of its continuing commitment to financing the energy transition
- **Regulatory developments further elevates need for voluntary climate-related financial disclosure**
  - U.S. **SEC backed off** its climate disclosure rule and **EU delayed** CSRD/CS3D
- **JPMorgan disclosed its ESR and published its Energy Supply Financing Ratio Methodology**, stating that it aimed to provide "an **insightful metric** for our stakeholders that is also **consistent with how we make financing decisions**"
- **Five of the top 20 fossil fuel financiers have now committed to ESR disclosure**
  - Citi, JPMorgan, RBC, BNP Paribas, and Scotiabank
- **BloombergNEF (BNEF) published *Energy Supply Banking Ratios: Implementation Guide*,** providing a methodology with clear definitions for "low carbon" and "fossil fuel" financing—but excludes lending
- **Institute of International Finance (IIF) released White Paper on an Energy Supply Ratio (ESR) for Bank Disclosures,** outlining **key design decisions** for banks considering ESR calculation and disclosure
  - Offers a **potential standardized disclosure of methodological design choices**

**This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.**

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## Constants since Morgan Stanley's 2024 AGM

**Low Carbon investment requirements continue to create significant business opportunity**

- Achieving net-zero GHG emissions by 2050 is crucial to mitigate most severe climate impacts (IPCC)
- **Global annual clean energy investment must triple to by 2030** to achieve net-zero emissions by 2050 (IEA)
- **Surging energy** demand continues to drive renewables investments
- "Banks that embrace the challenge very soon stand to emerge as more profitable, credible leaders in a greener economy" (Bain & Company)[1]

**Morgan Stanley recognizes opportunities, but lacks disclosure specific to *energy supply* finance**

- Morgan Stanley acknowledges that "Climate change is one of the key global challenges of our time, and [it] can play an important role in helping to mobilize the trillions of dollars in capital required to transition to a low-carbon economy"
- Morgan Stanley has also committed to mobilize $1 trillion in sustainable finance, including $750 billion in low-carbon and green solutions. It has disclosed that as of year-end 2023, it mobilized over $640 billion towards the low-carbon and green solutions subset
- However, Investors still *lack clarity* on the specifics of the bank's **energy supply** financing within its reported "Low-Carbon and Green Solutions" investments, which also encompass "Climate Adaptations," "Clean Mobility," and "Energy and Operations Efficiency"

[1]https://www.bain.com/insights/banks-great-carbon-challenge/

**This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.**

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## Lessons from JPMorgan's ESR Disclosure

- Demonstrates **feasibility** and investor value: JPMorgan called it "An excellent example of what ongoing engagements and **pragmatic requests** can accomplish"
- JPMorgan weighed "the relevance of the subject matter of the [2024 NYC shareholder] proposal in the context of our business and its value to long-term shareholders" in making its disclosure decision
- Improves upon BNEF approach by **incorporating lending and other internal data**, offering a more comprehensive and forward-looking picture
- Transparent methodology can inform future standardization efforts

**This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.**

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## Reasons to vote FOR "ESR" Proposal 5

**Dollar-Based Metric Complements Financed Emissions Disclosure**

- Reducing its financed emissions is the objective; financing is the key strategy to achieve it
- While financed emissions reporting remains essential, it often depends on voluntary client disclosure and/or emissions estimates with data availability and reliability challenges
  - ESR is less susceptible to exogenous factors than financed emissions
- A dollar-based ESR and financed emissions disclosure **together** provide a clearer, more comprehensive view of the bank's role in the energy transition

**Captures Pace and Scale of Bank's Energy Transition**

- ESR provides an integrated financial metric that uniquely captures both the scaling up of low-carbon energy and the phasing down of fossil fuels—essential for mitigating systemic financial and physical climate risks
  - Pace at which low-carbon energy supply is scaled up will dictate rate at which fossil fuels phase down (IEA)
- A bank-calculated ESR using internal data rather than third-party estimates like BNEF—which rely solely on public information and may be costly or inaccessible to many investors—enhances reliability, transparency, and accountability

**Feasible with expert guidance available**

**This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.**

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## Reasons to vote FOR the "ESR" Proposal 5

**Not Prescriptive**

- Proposal seeks only disclosure, leaving methodology and definitions entirely at management's discretion
- It does not request targets nor constrain any of the banks' financing activities

**More Reliable Than Third-Party Estimates:**

- A bank-calculated ESR using internal data rather than third-party estimates like BNEF is more reliable
- Notably, BNEF estimates do not include lending

**Clarifies Real Economy Impact**

- Unlike financed emissions disclosures, an ESR reflects the bank's financial flows— enabling investors to better assess the bank's role in financing the energy transition

**Early Adoption Benefits Investors**

- Demonstrate bank's continuing commitment to financing the energy transition – critical given NZBA exit and regulatory developments
- Voluntary disclosure offers year-over-year insights at each bank and can inform industry-driven standardization (e.g., PCAF)
- Delaying bank-specific disclosures until standardization is achieved deprives investors of urgently needed insights into capital allocation decisions

**This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.**

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